September 9, 2024

Allen J. Mistysyn
Senior Vice President     Finance and Chief Financial Officer
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115-1075

       Re: The Sherwin-Williams Company
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-04851
Dear Allen J. Mistysyn:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations
Outlook, page 24

1. We note there are $1.100 billion of long-term debt maturities due in 2024 that are expected to be refinanced at higher interest rates. Please discuss the expected effects of this known trend or uncertainty on your future financial position, results of operations, and cash flows. See Item 303 of Regulation S-K. Note that this comment also applies to the $1.051 billion of long-term debt maturities due in 2025.
Non-GAAP Financial Measures
Free Cash Flow, page 34

2. We note you include an adjustment in your calculation of free cash flow that is not typically included in the calculation of the measure. Please revise the title of the measure to "adjusted" free cash flow. Refer to Question 102.07 of the Non-GAAP Financial
       Measures Compliance and Disclosure Interpretations.
 September 9, 2024
Page 2


Adjusted Diluted Net Income Per Share and Adjusted Segment Profit, page 35

3. We note that you exclude acquisition-related amortization expense relating to the Valspar acquisition from adjusted segment profit and adjusted diluted net income per share.
       Please revise to more clearly describe the nature of the amortization being excluded and why, and clarify that the related revenue being generated from these assets is not also being excluded.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services